
January 3, 2011

Mr. David Burney
President
U.S. Precious Metals, Inc.
15122 Tealrise Way
Lithia, Florida 33547

>   **Re: U.S. Precious Metals, Inc.**
>   **Form 8-K, Item 4.01**
>   **Filed October 1, 2010**
>   **Amended December 30, 2010**
>   **File No. 0-50703**

Dear Mr. Burney:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                            Sincerely,

                            Brad Skinner
                            Senior Assistant Chief Accountant